UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

( Amendment No.     )*

Gogoro Inc.

(Name of Issuer)

Ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G9491K 105

(CUSIP Number)

Mr. Horace Luke

11F, Building C

No. 225, Section 2, Chang’an E. Rd.

SongShan district, Taipei City 105, Taiwan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

February 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G9491K 105

1.	Names of Reporting Persons. Horace Luke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 6,688,462(1)
	8.	Shared Voting Power 6,868,578(2)
	9.	Sole Dispositive Power 6,688,462(1)
	10.	Shared Dispositive Power 6,868,578(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,557,040
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) ordinary shares held by Innovative Creations LLC and Mr. Luke, (ii) ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the restricted shares and restricted share units (“RSUs”) held by Innovative Creations LLC and Mr. Luke and (iii) ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. See Item 5 for further details.

(2)

Represents (i) ordinary shares held by Polymath Limited, Joy Billion Holdings Limited and Ms. Nine and (ii) ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the restricted shares held by Polymath Limited, Joy Billion Holdings Limited and Ms. Nine. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. See Item 5 for further details.

(3)

The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 244,225,884 ordinary shares of the Issuer issued and outstanding as of April 4, 2022, as reported in the annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022, (ii) 100,000 ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the RSUs held by Mr. Luke and (iii) 450,000 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him.

Explanatory Note

Prior to February 3, 2023, the Reporting Person (as defined below) beneficially owned less than 5% of the total outstanding Ordinary Shares. As of February 3, 2023, the Reporting Person’s beneficial ownership exceeded 5% due to the expected vesting of certain restricted shares and RSUs held by the Reporting Person and his affiliates within the next 60 days. As a result, the Reporting Person is filing this Schedule D to report his beneficial ownership.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, US$0.0001 par value per share (the “Ordinary Shares”), of Gogoro Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan district, Taipei City 105, Taiwan. The Ordinary Shares are listed on the Nasdaq Global Select Market under the symbol “GGR.”

Item 2. Identity and Background

(a) and (f). Horace Luke (the “Reporting Person”) is a citizen of the United States of America.

(b) and (c). The business address of Mr. Luke is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan district, Taipei City 105, Taiwan. Mr. Luke’s principal business is serving as the chief executive officer and chairman of the Issuer.

(d) and (e). During the past five years, the Reporting Person has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Luke purchased 223,694 Ordinary Shares for an aggregate consideration of US$766,698.00.

Mr. Luke was previously granted options to purchase 7,886,354 Ordinary Shares in consideration for Mr. Luke’s services to the Issuer. Mr. Luke exercised the options, and the Issuer issued 7,886,354 restricted shares in consideration of an aggregate exercise price of US$5,490,001.00. As of the date hereof, 3,943,178 of such shares have vested and the remaining 3,943,176 restricted shares are subject to a vesting schedule as described further in Item 6.

In October 2017, Innovative Creations LLC borrowed a loan in the aggregate principal amount of US$5,490,000 from Mega International Commercial Bank Co., Ltd. to pay for the exercise price of the share options. The loan is guaranteed by Mr. Luke and unsecured. The loan will be due in September 2025.

Ms. Nine was previously granted options to purchase 9,147,209 Ordinary Shares in consideration for Ms. Nine’s services to the Issuer. Ms. Nine exercised the options, and the Issuer issued 9,147,209 restricted shares in consideration of an aggregate exercise price of US$1,045.05. As of the date hereof, 4,573,606 of such shares have vested and the remaining 4,573,603 restricted shares are subject to a vesting schedule as described further in Item 6.

The numbers of Ordinary Shares set forth above give effect to the share split that took place in April 2022. Unless otherwise noted, the purchases were made with Mr. Luke’s and Mr. Nine’s personal funds, as applicable.

As described further in Item 6, Mr. Luke also holds certain share options and RSUs granted by the Issuer in consideration for his services to the Issuer. In addition, Ms. Nine also holds certain restricted shares granted by the Issuer in consideration for her services to the Issuer. Such share options, RSUs and restricted shares are subject to vesting schedules described in Item 6 below.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The securities reported herein were acquired for investment purposes and the Reporting Person intends to review his investment on a continuing basis. Although the Reporting Person currently does not have any specific plan or proposal to acquire or dispose of Ordinary Shares or any securities exercisable for or convertible into Ordinary Shares, depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Person and other investment considerations, the Reporting Person may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

The Reporting Person, in his capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person, in his capacity as a shareholder or other security holder, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The Reporting Person, in his capacity as the Chief Executive Officer and Chairman of the Issuer, will engage in communications with one or more other shareholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person, in his capacity as the Chief Executive Officer and Chairman of the Issuer, will discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, the Reporting Person currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position, change his purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 3,938,801 Ordinary Shares were held by Innovative Creations LLC, (ii) 1,969,401 Ordinary Shares were held by Polymath Limited, (iii) 1,969,401 Ordinary Shares were held by Joy Billion Holdings Limited, (iv) 228,071 Ordinary Shares were held by Mr. Luke, (v) 638,888 Ordinary Shares held by Ms. Nine, (vi) 1,969,401 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Innovative Creations LLC, (vii) 984,701 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Polymath Limited, (viii) 984,701 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Joy Billion Holdings Limited, (ix) 2,189 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Mr. Luke, (x) 100,000 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the RSUs held by Mr. Luke, (xi) 321,486 Ordinary Shares are vesting within 60 days of the date hereof pursuant to the terms of the restricted shares held by Ms. Nine and (xii) Mr. Luke has the right to acquire 450,000 Ordinary Shares pursuant to the terms of the share options held by him. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares.

The Reporting Person may be deemed to beneficially own, in the aggregate, 5.5% of the Ordinary Shares, calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The percentage of the Ordinary Shares beneficially owned is calculated based on (i) 244,225,884 Ordinary Shares of the Issuer issued and outstanding as of April 4, 2022, as reported in the annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 2, 2022, (ii) 100,000 ordinary shares that are vesting within 60 days after the date hereof pursuant to the terms of the RSUs held by Mr. Luke and (iii) 450,000 ordinary shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him.

(c) The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions relating to the Ordinary Shares during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares of the Issuer beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Option and RSU Grants

On August 18, 2022, the Issuer granted options to purchase 1,800,000 Ordinary Shares to Mr. Luke. 25% of the share options vested on September 8, 2022 and the remaining 75% of the share options are eligible to vest in equal parts on each of the first three anniversaries of September 8, 2022.

On August 18, 2022, the Issuer granted 400,000 RSUs to Mr. Luke. 25% of the RSUs will vest on April 4, 2023 and the remaining 75% of the RSUs are eligible to vest in equal parts on each of the first three anniversaries of September 8, 2022.

The vesting of the options and RSUs described above is subject to continued services by Mr. Luke to the Issuer through the applicable vesting dates.

Share Restriction Deeds

According to the share restriction deed entered into by Mr. Luke, Mr. Luke holds 4,376 restricted shares as of the date hereof. All of these restricted shares are eligible to vest in equal parts on each of the first two anniversaries of April 4, 2022.

According to the share restriction deed entered into by Innovative Creations LLC, Innovative Creations LLC holds 3,938,800 restricted shares as of the date hereof. All of these restricted shares are eligible to vest in equal parts on each of the first two anniversaries of April 4, 2022.

According to the share restriction deed entered into by Polymath Limited, Polymath Limited holds 1,969,400 restricted shares as of the date hereof. All of these restricted shares are eligible to vest in equal parts on each of the first two anniversaries of April 4, 2022.

According to the share restriction deed entered into by Joy Billion Holdings Limited, Joy Billion Holdings Limited holds 1,969,400 restricted shares as of the date hereof. All of these restricted shares are eligible to vest in equal parts on each of the first two anniversaries of April 4, 2022.

According to the share restriction deed entered into by Ms. Nine, Ms. Nine holds 647,052 restricted shares as of the date hereof. 634,803 of such restricted shares are eligible to vest in equal parts on each of the first two anniversaries of April 4, 2022 and 12,249 of such restricted shares are eligible to vest in equal parts on each of the first three anniversaries of April 4, 2022.

Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares. The vesting of the restricted shares described above is subject to continued services by Mr. Luke and Ms. Nine, as the case may be, to the Issuer through the applicable vesting dates.

Shareholder Lock-Up Agreement

On September 16, 2021, Poema Global Holdings Corp., a Cayman Islands exempted company (“Poema Global”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and two subsidiaries of the Issuer established for the purpose of facilitating the transactions contemplated under the Merger Agreement (the “Business Combination”). Concurrently with the execution and delivery of the Merger Agreement, the Issuer, Poema Global Holdings Corp., the Reporting Person, Innovative Creations LLC, Polymath Limited and Joy Billion Holdings Limited entered into that certain lock-up agreement. Mr. Luke, Innovative Creations LLC, Polymath Limited, Joy Billion Holdings Limited are collectively referred to as the “Lock-up Parties.” Pursuant to such lock-up agreement, each of the Lock-up Parties agreed not to transfer the following securities during the applicable lock-up period, subject to customary exceptions:

(i)	any Ordinary Shares held by such shareholder immediately after the effective time of the first merger under the Merger Agreement (the “First Effective Time”),

(ii)

any Ordinary Shares issuable upon the exercise of options or warrants to purchase Ordinary Shares held by such shareholder immediately after the First Effective Time (along with such options or warrants themselves),

(iii)

any Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Ordinary Shares held by such shareholder immediately after the First Effective Time (along with such securities themselves) and

(iv)	any earnout shares to the extent issued pursuant to the Merger Agreement.

The applicable lock-up period for the Reporting Person will be 12 months from and after April 4, 2022.

This summary is qualified by the actual terms of the lock-up agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

On April 4, 2022, in connection with the closing of the Business Combination, the Issuer, Poema Global Partners LLC, a Cayman Islands limited liability company, and certain shareholders of the Issuer, including the Reporting Person, entered into a registration rights agreement. Pursuant to such registration rights agreement, the Issuer agree to file a registration statement as soon as practicable upon receipt of a request from certain shareholders of the Issuer to register the resale of certain registrable securities under the Securities Act of 1933, as amended from time to time (the “Securities Act”), subject to required notice provisions to other parties thereto. The Issuer also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The registration rights agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the security holders against certain liabilities. The rights granted under the registration rights agreement supersede any prior registration, qualification or similar rights of the parties with respect to their Issuer’s securities or Poema Global securities.

This summary is qualified by the actual terms of the registration rights agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Form of Company Shareholder Lock-Up Agreement. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

B.	Form of Company Shareholder Voting Agreement. (Incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

C.	Form of Registration Rights Agreement. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on November 18, 2021.)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

HORACE LUKE

By:	/s/ Horace Luke